

Financial Statements

2016 and 2017

Table of Contents

Page



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of
The Cookie Department, Inc.
Portland, Oregon

We have reviewed the accompanying balance sheets of The Cookie Department, Inc. (a C Corporation) as of December 31, 2017 and 2016, and the related statement of operations, shareholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

August 23, 2018

The Cookie Department, Inc

Balance Sheet

As of December 31, 2017 and 2016

	2017		2016	
ASSETS				
Current Assets				
Bank Accounts	$	46,322.67	$	13,443.50
Accounts Receivable	$	88,003.99	$	24,012.23
Inventory Asset	$	8,099.30	$	19,453.51
Total Current Assets	$	**142,425.96**	$	**56,909.24**
Fixed Assets				
Fixed Assets (net of depreciation)	$	2,686.93		-
Total Fixed Assets	$	**2,686.93**		
Other Assets				
Prepaid Charges & Deposits	$	5,232.11	$	5,232.11
Loan to Shareholder - AR	$	62,978.00	$	19,978.00
Total Other Assets	$	**68,210.11**	$	**25,210.11**
TOTAL ASSETS	$	**213,323.00**	$	**82,119.35**
LIABILITIES				
Current Liabilities				
Accounts Payable	$	46,998.40	$	44,324.91
Credit Cards	$	33,416.59	$	30,220.84
Other Current Liabilities	$	38,125.69	$	14,959.09
Total Current Liabilities	$	**118,540.68**	$	**89,504.84**
Long-Term Liabilities				
Convertible Notes	$	216,858.80		
Other Long-Term Liabilities	$	50,954.83	$	60,996.30
Total Long-Term Liabilities	$	**267,813.82**	$	**60,996.30**
Total Liabilities	$	**386,354.31**	$	**150,501.14**
EQUITY				
Capital Stock	$	27,500.00	$	27,500.00
Additional Paid in Capital	$	(59,779.03)	$	37,500.20
Retained Earnings	$	(133,381.99)	$	(116,874.63)
Net Income	$	(7,370.29)	$	(16,507.36)
Total Equity	$	**(173,031.31)**	$	**(68,381.79)**
TOTAL LIABILITIES AND EQUITY	$	**213,323.00**	$	**82,119.35**

The Cookie Department, Inc

Statement of Operations

For the Years Ended December 31, 2017 and 2016

		2017		2016
Total Income	$	367,210.04	$	352,992.59
Total Cost of Goods Sold	$	250,677.18	$	239,555.77
Gross Profit	$	116,532.86	$	113,436.82
Expenses				
General and Administrative Expense	$	70,438.01	$	72,715.36
Bad Debt Expense	$	-	$	35,081.85
Sales and Marketing Expense	$	37,014.60	$	13,773.04
Depreciation Expense	$	723.65		-
Total Operating Expenses	$	108,176,26	$	121,570.25
Net Operating Income	$	8,356.60	$	(8,133.43)
Other Income				
Interest Income	$	12.92	$	0.08
Other	$	53.01	$	43.65
Total Other Income	$	65.93	$	43.73
Other Expenses				
Interest Expense	$	(15,665.82)	$	(6,184.13)
Taxes Paid	$	(127.00)	$	(2,233.53)
Total Other Expenses	$	(15,792.82)	$	(8,417.66)
Net Other Income/(Expense)	$	(15,726.89)	$	(8,373.93)
Net Loss	$	(7,370.29)	$	(16,507.36)

See Notes to the Financial Statements and Independent Accountants review report

The Cookie Department, Inc

Statement of Shareholder's Equity (Deficit)

For the Year Ended December 31, 2017

	Shares	Stock Value	Additional Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2015	59,500	$ 27,500.00	$ 37,500.20	$ (116,874.63)	$ (51,874.43)
Net Loss				(16,507.36)	(16,507.36)
Balance at December 31, 2016	59,500	$ 27,500.00	$ 37,500.20	$ (133,381.99)	$ 68,381.79
Adjustment to Inventory			$ (97,279.23)		(97,279.23)
Net Loss				(7,370.29)	(7,370.39)
Balance at December 31, 2017	59,500	$ 27,500.00	$ (59,779.03)	$ (140,752.28)	$ (173,031.31)

See Notes to the Financial Statements and Independent Accountants review report

The Cookie Department, Inc

Statement of Cash Flows

For the Years Ended December 31, 2017 and 2016

	2017	2016
OPERATING ACTIVITIES		
Net Loss	$ (7,370.29)	$ (16,507.36)
Adjustments to reconcile Net Income to Net Cash provided by operations		
Bad Debt Expense	$ -	$ 35,081.85
Depreciation Expense	$ 723.65	$ -
Change in assets and liabilities		
Increase in Accounts Receivable	$ (63,991.76)	$ (2,424.52)
Decrease in Inventory Asset	$ (85,925.02)	$ 19,628.09
Decrease in Prepaids and Deposits	$ -	$ 10,386.62
Increase/(Decrease) in Accounts Payable	$ 2,673.49	$ (18,800.69)
Increase Credit Cards Payable	$ 3,195.75	$ 699.87
Increase in Loan to Shareholder	$ (43,000.00)	$ (5,700.00)
Total	**$ (186,323.89)**	**$ 38,871.22**
Net cash (used in) provided by operating activities	**$ (193,694.18)**	**$ 22,363.86**
INVESTING ACTIVITIES		
Purchase of fixed assets	$ (3,410.58)	$ -
Net cash used in investing activities	**$ (3,410.58)**	**$ -**
FINANCING ACTIVITIES		
Proceeds from Convertible Notes	$ 216,858.80	$ -
Proceeds from Short-term Notes Payable	$ 31,000.00	$ -
Payments on Short-term Notes Payable	$ (17,874.87)	$ (36,447.24)
Net cash provided by financing activities	**$ 229,983.93**	**$ (36,447.24)**
Net cash increase/(decrease) for period	**$ 32,879.17**	**$ (14,083.38)**
Beginning cash balance	**$ 13,443.50**	**$ 27,526.88**
Ending cash balance	**$ 46,322.67**	**$ 13,443.50**

See Notes to the Financial Statements and Independent Accountants review report

The Cookie Department, Inc

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

1. PRINCIPAL BUSINESS ACTIVITIES

The Cookie Department, Inc. (the Company) was incorporated on January 17, 2012, and is engaged in the development, manufacturing, and distribution of fully functional cookies across the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows all liquid bank checking and savings are reported.

Accounts Receivable

Accounts receivable from providing product are based on invoiced prices. Normal invoices are due 15 days after the issuance of the invoice though concessions are made with larger distributors to extend the due date.

Bad Debt Expense

Management reviews delinquent receivables and determines collectability, in some rare circumstances management recognizes bad debt expense. In 2016, the company recognized $35,081.85 in bad debt expense.

Inventory

Inventory consisting of film, packaging, and finished product is stated at the lower of cost (FIFO method) or net realizable value.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range 3 to 7 years. Expenditures for repairs and maintenance are charged to the proper expense account as incurred.

3. ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable.

	2017	2016
Accounts Receivable	$ 88,003.99	$ 24,012.23
Total Accounts Receivable	**$ 88,003.99**	**$ 24,012.23**

4. PROPERTY AND EQUIPMENT

Fixed Assets

The following is a summary of fixed assets.

	2017	2016
Computers & Equipment	$ 3,410.58	$ -
Accumulated Depreciation	$ (723.65)	$ -
Total Fixed Assets	**$ 2,686.93**	**$ -**

5. OTHER ASSETS

The following is a summary of other assets.

	2017	2016
Deposit - Gas & Cylinders	$ 360.43	$ 360.43
Deposit - Packing Machine	$ 3,621.17	$ 3,621.17
Deposit - Rent	$ 500.00	$ 500.00
Loan to Shareholder - AR	$ 62,978.00	$ 19,978.00
Total Other Assets	**$ 67,978.00**	**$ 24,459.60**

The loan to shareholder account is the net of funds loaned to the shareholder, expenses deemed to be non-business related, and COGS adjustments that the shareholder wished to take on.

7

6. CURRENT LIABILITIES

Credit Cards

The following is a summary of all credit cards.

	2017	2016
Credit Cards		
American Express	$ 3,556.60	$ 5,085.92
Best Buy Credit Card	$ 1,536.97	$ -
Chase Credit Card	$23,396.03	$20,199.43
US Bank Credit Card	$ 545.95	$ -
Wells Fargo Business Card	$ 4,381.04	$ 4,935.49
Total Credit Cards	**$33,416.59**	**$30,220.84**

Other Current Liabilities

The following is a summary of other current liabilities.

	2017	2016
Other Current Liabilities		
Kiva User Funds		$ 833.40
Short-term Loans Payable	$ 38,366.00	$ 14,366.00
Total Other Current Liabilities	**$ 38,366.00**	**$ 15,199.40**

7. LONG-TERM LIABILITIES

Convertible Notes

The following is a summary of convertible notes, all of which originated in 2017.

	2017
Convertible Note	
Convertible Note - AK	$ 15,742.19
Convertible Note - BL	$ 52.978.52
Convertible Note - CL	$ 10,330.41
Convertible Note - DW	$ 10,445.48
Convertible Note - DR	$ 101,430.14
Convertible Note - NA	$ 10,387.95
Convertible Note - RS	$ 5,164.38
Convertible Note - WT	$ 10,379.73
Total Convertible Note	**$ 216,858.80**

Convertible notes have an interest rate of 6%, a discount of 20%, and a CAP of $5,000,000.00. All investors are given an option to convert in 36 months from the closing of the round.

See Independent Accountants review report

Other Long-Term Liabilities

The following is a summary of other long-term liabilities.

	2017	2016
Loan Payable - Unterberger	$ 7,000.01	
Loan Payable - Marcus	$ 19,475.00	$ 29,475.00
Micro Loan - OBDC	$ 24,479.82	$ 31,521.30
Total Long-Term Liabilities	$ 50,954.83	$ 60,996.30

The Unterberger Loan, for an initial $8,000.00, was taken for the purpose of expanding and improving The Cookie Department, Inc's website. There is no interest on this loan, and payments are being made at a rate of $333.33 per month.

The Marcus Loan, for an initial $53,500.00, is the net of a loan from a prior business partner and the settlement agreement and mutual release for the departure of that business partner. There is no interest on this loan and payments are being made at a rate of $1,000.00 per month.

The Micro Loan, for an initial $50,000.00, is a small business funding loan. Payments are being made at a rate of $586.79 per month.

8. EQUITY

There are currently 59,500 shares issued and outstanding as of December 31, 2017 and 2016.

On July 5, 2016 the company issued warrants to purchase up to 11,923 shares of Warrant Stock, shares of common stock of the company at an exercise price of $17.445 per share. The warrants have an expiration date of 12 years from the date of issuance. As part of a recent settlement agreement, in the event the warrants are exercised, Andrew Sheldon, will be granted 1,491 fully vested common shares of the Company.

In May 2016, the Company entered an agreement with its counsel to defer fees until mid-2017. As part of this amendment to the engagement, Counsel has accrued and may continue to accrue fees and will have the right to convert a portion of fees owed to equity in the Company not to exceed 2,000 shares.

Adjustment to Shareholder Equity

	2017	2016
Adjustment to Shareholder Equity	$ (97,279.23)	$ -

The accumulated adjustment made to shareholder equity is the result of an automated adjustment put into the books by QuickBooks when the use of their inventory system was discontinued. The $97,279.23 is the net of price and cost adjustments made to the products list, which impacted all years rather than only the current, and the removal of discontinued products from the products list. New inventory systems, which better fit the needs of the company, are now in place.

See Independent Accountants review report

9. OTHER INCOME AND EXPENSE

The following is a summary of other income and expense.

	2017	2016
Other Income		
Other income (Cash Back Rewards)	$ 53.01	$ 43.65
Interest Income	$ 12.92	$ 0.08
Total Other Income	**$ 65.93**	**$ 43.73**
Other Expenses		
Interest Expense	$(15,665.82)	$ (6,184.13)
Taxes Paid	$ (127.00)	$ (2,233.53)
Total Other Expenses	**$ (15,792.82)**	**$ (8,417.66)**
Net Other Income	**$ (15,726.89)**	**$ (8,373.93)**

See Independent Accountants review report